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                                                                     Exhibit 4.3



                          WILLIS GROUP HOLDINGS LIMITED

               NON-EMPLOYEE DIRECTORS' DEFERRED COMPENSATION PLAN





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                                    ARTICLE I

                                   DEFINITIONS

1.1 "Affiliate" means with respect to any Person (as defined herein), any entity directly or indirectly controlling, controlled by or under common control with such Person.

1.2    "Board" means the board of directors of the Company.

1.3    "Cash Account" shall mean the account created by the Company pursuant to
       Article III of this Plan in accordance with an election by a Director to receive deferred cash compensation under Article II hereof.

1.4 "Change of Control" means (a)(i) a sale of all or substantially all of the assets of the Company to a Person who is not KKR or any Affiliate of KKR (ii) a sale by KKR or any of its Affiliates resulting in more than 50% of the Shares of the Company being held by a Person or Group (other than a Person or Group in which KKR or any of its respective Affiliates has a material interest) or (iii) a takeover, reconstruction or winding-up involving the Company or KKR or any of its respective Affiliates resulting in a Person or Group (other than a Person or Group in which KKR or any of its respective Affiliates has a material interest) holding more than 50% of the Shares of the Company (or the resulting controlling entity) immediately after any such business combinations; if and only if (b) any such event results in the inability of the KKR Partnership (as defined herein) to elect a majority of the Board (or the resulting entity).

1.5    "Committee" means a committee of the Board.

1.6 "Company" means Willis Group Holdings Limited, a company incorporated in Bermuda.

1.7 "Director" means a member of the Board who is not an employee of the Company or any of its subsidiaries.

1.8 "Fees" means amounts earned for serving as a member of the Board or any Committee.

1.9 "Group" means two or more Persons acting together as a partnership, limited partnership, syndicate or other group for the purpose of acquiring holding or disposing of securities of the Company.

1.10   "KKR" means Kohlberg, Kravis, Roberts & Co., L.P.

1.11 "KKR Partnership" shall mean Profit-Sharing (Overseas) Limited Partnership, an Affiliate of KKR.

1.12 "Listed" means the listing of the Shares on the New York Share Exchange or any other major stock exchange and the sale of the Shares (or American Depository Shares representing such Shares) to the public pursuant to an

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       effective registration statement (other than a registration statement on
       Form F-4 or S-8 or any similar or successor forms) filed under the Securities Act of 1933 (USA).

1.13 "Shares" means the common shares of the Company, par value $0.000115 per share.

1.14 "Person" means an individual, partnership, corporation, limited liability company business trust, joint share company, trust, unincorporated association, joint venture governmental authority or other entity of whatever nature.

1.15 "Plan" means this Willis Group Holdings Limited Non-Employee Directors' Deferred Compensation Plan as it may be amended from time to time.

1.16   "Share Account" means the account created by the Company pursuant to
       Article III of this Plan in accordance with an election by a Director to defer Fees and receive share-related compensation under Article II hereof.

1.17 "Share Value" shall mean, on a per share basis, for any given day, (i) if the Shares are not Listed, the fair market value per Share, as determined by the Board on the relevant calculation date, and (ii) if the Shares are Listed, the price per Share equal to the average of the last sale price of the Shares on each of the ten trading days prior to the relevant calculation date on the New York Stock Exchange or, if there shall have been no sales on such exchange on any such trading day, the average of the closing bid and asked prices on such exchange at the end of such trading day or if there is no such bid and asked price on the next preceding date when such bid and asked price occurred or, if the Shares shall not be so listed, the average of the closing sales prices as reported by NASDAQ at the end of the relevant calculation date in the over-the-counter market.

1.18   "Year" shall mean calendar year.

1.19 "He", "Him" or "His" shall apply equally to male and female members of the Board.


                                   ARTICLE II

                                ELECTION TO DEFER

2.1 A Director may elect, on or before December 31 of any Year, to irrevocably defer payment of all or a specified part of all Fees earned during the Year following such election and succeeding Years (until the Director ceases to be a Director or elects (in writing) to change such election); PROVIDED, HOWEVER, that with respect to Year 2001 a Director may elect, on or before the thirtieth day following the effective date of this Plan, to defer all or a specified part of all Fees earned on or after the date of adoption of this Plan (and which have not been paid to him). Any person who shall become a Director during any


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       Year, and who was not a Director of the Company on the preceding December
       31, may elect, before the Director's term begins, to defer payment of all or a specified part of such Fees earned during the remainder of such Year and for succeeding Years. Any Fees deferred pursuant to this Section 2.1 shall be paid to the Director at the time(s) and in the manner specified in Article IV hereof, as designated by the Director.

2.2 The election to participate in the Plan and manner of payment shall be designated by submitting a letter in the form attached hereto as Appendix A to the Secretary of the Company.

2.3 The election shall continue from Year to Year unless the Director changes such election by written request delivered to the Secretary of the Company at least six months prior to the commencement of the Year for such the changed election shall be effective.


                                   ARTICLE III

                         DEFERRED COMPENSATION ACCOUNTS

3.1 The Company shall maintain separate accounts for the Fees deferred by each Director, based on the elections each Director has made.

3.2 If a Director has elected to defer a portion of his or her Fees into a cash account, on the first day of each quarter, the Company shall credit such cash account of each Director with interest calculated on the basis of the balance in such account on the first day of each month of the preceding quarter at the interest rate the Company does or could earn on a bank account of similar size with its principal lender as in effect from time to time (the "CASH ACCOUNT").

3.3 Fees deferred into the Cash Account shall be held in the general assets of the Company and no separate fund or trust shall be created or moneys set aside on account of the Cash Account. Further, the Company shall not be required to acquire, reserve, segregate, or otherwise set aside shares of its Shares for the payment of its obligations, if any, with respect to the Share Account, but shall make available as and when required a sufficient number of shares of its Shares to meet the needs of the Plan.

3.4 If a Director has elected to defer a portion of his or her Fees into a stock account, the Company shall credit, on the tenth day after the Company announces its quarterly results (which shall from time to time either follow or precede each corresponding quarterly date on which the Fees would otherwise become payable to the Director if the Director had elected to defer the Fees into a Cash Account), the Share Account of each Director with the number of Shares, which is equal to the deferred Fees otherwise payable to the Director as to which an election to receive share-related compensation has been made, divided by the Share Value (the "SHARE ACCOUNT"). For the purposes of this Section 3.2, the Share Value shall be determined on the date the Fees are actually credited to the Director's Share Account pursuant to this Section 3.4.



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3.5    The Company shall credit, on the date that any dividends are paid with respect to the Shares, the Share Account of each Director who has elected to defer Fees with the number of Shares equivalent to the product of (x) the amount of any dividend paid, multiplied by (y) the quotient of (a) the number of Shares represented in the relevant Director's Share Account, divided by (b) the Share Value on the dividend payment date.

3.6 If adjustments are made to the authorized or issued share capital of the Company as a result of split-ups, recapitalizations, mergers, consolidations and the like, an appropriate adjustment shall also be made in the number of Shares credited to the Directors' Share Account.

3.7    The value of the Shares shall be computed to two decimal places.

3.8 Nothing contained herein shall be deemed to create a trust of any kind or any fiduciary relationship. To the extent that any Person acquires a right to receive payments from the Company under the Plan, such right shall be no greater than the right of any unsecured general creditor of the Company.


                                   ARTICLE IV

                        PAYMENT OF DEFERRED COMPENSATION

4.1    Subject to the second succeeding sentence of this Section 4.1 and to
       Section 4.4, amounts contained in a Director's Cash Account and/or Share Account shall be distributed as the Director's election (made pursuant to Section 2.2 of Article II hereof) shall provide. Distributions shall begin upon the earlier of the first day of the Year following the Director's retirement (other than retirement by rotation), resignation, removal or separation from the Board, or the termination of this Plan. The total amounts credited to a Director's Cash Account shall be paid in cash (equal to the amount of the Fees and interest that have accumulated in the Director's Cash Account pursuant to Article III); the total amounts credited to a Director's Share Account shall be paid in Shares (equal to the number of Shares that have accumulated in the Director's Share Account pursuant to Article III).

4.2 Each Director shall have the right to designate a beneficiary who is to succeed to his right to receive payments hereunder in the event of his death. Any designated beneficiary shall receive payments in the same manner as the Director would have received payments if he had lived. In case of a failure of designation or the death of a designated beneficiary without a designated successor, the balance of the amounts contained in the Director's Cash Account and/or Share Account shall be payable in accordance with Section 4.1 to the Director's or former Director's estate in full on the first day of the Year following the Year in which he dies. No designation of beneficiary or change in beneficiary shall be valid unless in writing signed by the Director and filed with the Secretary of the Company.

4.3 The Company shall not, and no Director or his beneficiary shall have the right to require the Company to, allot and issue any Shares (or other securities of


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       the Company) as payment in respect of any amounts due and payable to him pursuant to this Plan in lieu of the payment in cash in respect of the Director's Cash Account, as provided in Section 4.1 above.

4.4 Notwithstanding anything set forth in this Article IV, no distributions shall be made until the shareholders of the Company approve the establishment of this Plan; PROVIDED, HOWEVER, that this Plan shall terminate and be of no further force and effect in the event such shareholder approval is not obtained prior to December 31, 2001.


                                    ARTICLE V

                     ADMINISTRATION; INTERPRETATION; SHARES

                           AVAILABLE FOR DISTRIBUTION

5.1 The Committee shall administer and interpret the Plan in its sole discretion, and the Company shall maintain the Plan at its expense. All decisions made by the Committee with respect to issues hereunder shall be final and binding on all parties.

5.2 Except to the extent required by law, the right of any Director or any beneficiary to any benefit or to any payment hereunder shall not be subject in any manner to attachment or other legal process for the debts of such Director or beneficiary; and any such benefit or payment shall not be subject to alienation, sale, transfer assignment or encumbrance.

5.3 The number of Shares available for distribution in respect of the payment of Share Accounts shall be 500,000 authorized Shares as of the effective date of this plan.


                                   ARTICLE VI

               AMENDMENT OF PLAN; GOVERNING LAW; CHANGE OF CONTROL

6.1 The Plan may be amended, suspended or terminated in whole or in part from time to time by the Board except that no amendment, suspension, or termination shall apply to the payment to any Director or beneficiary of a deceased Director of any amounts previously credited to a Director's Cash Account and/or Share Account.

6.2 This Plan shall be governed by and construed and enforced in accordance with the laws of Bermuda.

6.3 In the event of a Change of Control, all amounts contained in each Director's Cash Account and/or Share Account shall be distributed (in a lump sum or in equal annual installments) as the Director's election shall provide within thirty (30) days after the occurrence of a Change of Control.


Effective the 3rd day of May, 2001.



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